[SHEARMAN & STERLING LLP LETTERHEAD]



                                  July 9, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                            Nam Tai Electronics, Inc.
                           --------------------------

Dear Sir or Madam:

          On behalf of Nam Tai Electronics, Inc., a company organized under the laws of the British Virgin Islands, we are transmitting herewith for filing on EDGAR with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, a Form 6-K of Nam Tai Electronics, Inc.


                                                 Very truly yours,

                                                 /s/  Jennifer Peng
                                                 --------------------
                                                 Jennifer Peng


Enclosures

cc:      M. K. Koo
         Nam Tai Electronics, Inc.

         Matthew Bersani, Esq.
         Shearman & Sterling LLP



           Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the
                State of Delaware, which laws limit the personal
                             liability of partners.

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2004


                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X       Form 40-F
                                    ----               ----

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes      No X
                                        ---     ----

Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form 6-K:

Exhibit 99.1: a press release dated June 11, 2004 announcing that the Company held its annual shareholders' meeting on June 11, 2004 in New York and that shareholders approved the election of the nominated directors and the apointment of Deloitte Touche Tohmatsu as independent accountants for the year ending December 31, 2004.

Exhibit 99.2: a press release dated June 14, 2004 announcing that the Company has achieved a new monthly sales record in May 2004.

Exhibit 99.3: a press release dated July 7, 2004, announcing that the Company has achieved a new all time monthly sales record in June 2004 and announcing that the Company will pay its second quarter dividend of $0.12 per share on or before July 21, 2004 to shareholders of record at the close of business on June 30, 2004.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Nam Tai Electronics, Inc.



Date: July 9, 2004                  By: /s/ M. K. Koo
                                        --------------------------------------
                                        Name:    M. K. Koo
                                        Title:   Chief Financial Officer